NAKED BRAND GROUP LIMITED
(ACN 619 054 938)
c/o Continental Proxy Services
1 State Street, New York NY 10004

You May Vote Your Proxy When You View The Material On The Internet. You Will Be Asked To Follow The Prompts To Vote Your Shares.

NAKED BRAND GROUP LIMITED
(ACN 619 054 938)

NOTICE OF EXTRAORDINARY GENERALMEETING OF SHAREHOLDERS

to be held on Tuesday, 21 December, 2021 at 10am (Sydney time) (Monday, 20 December, 2021 at 6pm (New York time))

*Shareholders are cordially invited to attend the Extraordinary General Meeting and vote in person. At the meeting, you will need to request a ballot to vote your shares.

Dear Shareholder,

An Extraordinary General Meeting of Shareholders of Naked Brand Group Limited **(Company)** will be held at BDO Sydney, Level 11, 1 Margaret Street, Sydney NSW 2000, Australia, on Tuesday, 21 December, 2021 at 10:00am (Sydney time) (Monday, 20 December, 2021 at 6pm (New York time)).

BUSINESS OF THE MEETING

The business to be considered at the Meeting is to consider, and if thought fit, to pass the following.

Resolution 1 – Approval of the Proposed Transaction

To consider and, if thought fit, pass the following Resolution as an **ordinary resolution**:

"That, subject to and conditional on all other Transaction Resolutions being passed and Closing of the Proposed Transaction, for the purposes of item 7 of section 611 of the Corporations Act and for all other purposes, approval be given for the Proposed Transaction and each acquisition of relevant interests in Shares in the Company summarised in the Explanatory Memorandum, including each relevant interest arising out of:

(a) CAG's acquisition of the Acquisition Shares;

(b) the distribution of the Acquisition Shares by CAG to the CAG Shareholders; and

(c) the entry into the Lock-up Agreements (refer to the table at section 1.3.3 of the Explanatory Memorandum),

on the terms and conditions set out in the Stock Purchase Agreement."

Non-Executive Directors' Recommendation

The Non-Executive Directors unanimously recommend that Shareholders **VOTE IN FAVOUR** of Resolution 1.

Resolution 2 – Approval of change of Company Name

To consider and, if thought fit, pass the following Resolution as a **special resolution**:

> *"That, subject to and conditional on all other Transaction Resolutions being passed and Closing of the Proposed Transaction, for the purposes of sections 157(1) and 136(2) of the Corporations Act and for all other purposes, the Company change its name from "Naked Brand Group Limited" to "Cenntro Electric Group Limited" and all references in the Company's Constitution to "Naked Brand Group Limited" be amended to "Cenntro Electric Group Limited" to reflect the Company's new name."*

Non-Executive Directors' Recommendation

The Non-Executive Directors unanimously recommend that Shareholders **VOTE IN FAVOUR** of Resolution 2.

Resolution 3 – Approval to amend Constitution

To consider and, if thought fit, pass the following Resolution as a **special resolution**:

> *"That, subject to and conditional on all other Transaction Resolutions being passed and Closing of the Proposed Transaction, for the purpose of section 136(2) of the Corporations Act and for all other purposes, approval is given for the Company to amend its existing Constitution in the manner outlined in the Explanatory Memorandum, with effect from Closing of the Proposed Transaction."*

Non-Executive Directors' Recommendation

The Non-Executive Directors unanimously recommend that Shareholders **VOTE IN FAVOUR** of Resolution 3.

Resolutions 4 – Election of Directors

Resolution 4.1 – Election of Peter Wang as a Director

To consider and, if thought fit, pass the following Resolution as an **ordinary resolution**:

> *"That, subject to and conditional on all other Transaction Resolutions being passed and Closing of the Proposed Transaction, for the purpose of clause 19 of the Constitution and for all other purposes, Peter Wang, being eligible and having offered himself for election, be elected as a Director of the Company, with effect from Closing of the Proposed Transaction."*

Resolution 4.2 – Election of Chris Thorne as a Director

To consider and, if thought fit, pass the following Resolution as an **ordinary resolution**:

> *"That, subject to and conditional on all other Transaction Resolutions being passed and Closing of the Proposed Transaction, for the purpose of clause 19 of the Constitution and for all other purposes, Chris Thorne, being eligible and having offered himself for election, be elected as a Director of the Company, with effect from Closing of the Proposed Transaction."*

Resolution 4.3 – Election of Joe Tong as a Director

To consider and, if thought fit, pass the following Resolution as an **ordinary resolution**:

> *"That, subject to and conditional on all other Transaction Resolutions being passed and Closing of the Proposed Transaction, for the purpose of clause 19 of the Constitution and for all other purposes, Joe Tong, being eligible and having offered himself for election, be elected as a Director of the Company, with effect from Closing of the Proposed Transaction."*

Non-Executive Directors' Recommendation

The Non-Executive Directors unanimously recommend Shareholders **VOTE IN FAVOUR** of Resolutions 4.1 to 4.3.

Resolution 5 – Approval of Share Consolidation

To consider and, if thought fit, pass the following Resolution as an **ordinary resolution**:

> *"That, for the purpose of section 254H of the Corporations Act and for all other purposes, the ordinary shares of the Company be consolidated through the conversion of every [#] ordinary shares in the Company held by a Shareholder into one (1) ordinary share, with fractional entitlements rounded in the manner and on the terms and conditions set out in the Explanatory Memorandum."*

The exact consolidation ratio will be set by the Directors at least 7 days prior to the Meeting. The Company shall notify Shareholders of the exact consolidation ratio by a means reasonably calculated to inform Shareholders, including by issuing a press release or filing a Form 6-K with the SEC. The exact consolidation ratio will be between consolidating every 10 Shares into 1 Share and consolidating every 20 Shares into 1 Share and will be included in Resolution 5 that is put to the Meeting.

Board Recommendation

The Directors unanimously recommend Shareholders **VOTE IN FAVOUR** of Resolution 5.

Resolutions 6 – Approval of director benefits

Resolution 6.1 – Approval of Non-Executive Director Benefits

To consider and, if thought fit, pass the following Resolution as an **ordinary resolution**:

> *"That, subject to and conditional on the Transaction Resolutions being passed and Closing of the Proposed Transaction, approval is given for all purposes (including for sections 195(4) and 208 and Division 2 of Part 2D.2 of the Corporations Act) for the giving of cash payment by the Company of US$1,000,000 to each of the Non-Executive Directors (or their related entities) in connection with the Closing of the Proposed Transaction (**Non-Executive Director Benefits**), on the terms and conditions set out in the Explanatory Memorandum."*

Resolution 6.2 – Approval of acceleration of Phantom Warrants and grant of Incentive Award

To consider and, if thought fit, pass the following Resolution as an **ordinary resolution**:

> *"That approval is given for all purposes for the acceleration of Phantom Warrants and grant of Incentive Award by the Company to JADR Consulting Group Pty Limited, an entity associated with Justin Davis-Rice, on the terms and conditions set out in the Explanatory Memorandum."*

Board Recommendation

The Directors all have a material personal interest in the outcome of Resolutions 6.1 and 6.2. Therefore, the Directors do not consider it appropriate to make a recommendation on how to vote on these resolutions.

Your electronic vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated, and returned the proxy card.

Vote Your Proxy on the Internet:

Go to http://www.cstproxyvote.com
Have your notice available when you access the above website. Follow the prompts to vote your shares.

CONTROL NUMBER

The Proxy Materials are available for review at:

https://www.cstproxy.com/nakedbrands/egm2021

NAKED BRAND GROUP LIMITED (ACN 619 054 938)

Important Notice Regarding the Availability of Proxy Materials

For the Extraordinary General Meeting of Shareholders to be Held on Tuesday, 21 December, 2021 (Sydney time)

The following Proxy Materials are available to you to review at:
https://www.cstproxy.com/nakedbrands/egm2021

- the Notice of Extraordinary General Meeting and Explanatory Memorandum
- the Proxy Card
- any amendments to the foregoing materials that are required to be furnished to shareholders

This is not a ballot. You cannot use this notice to vote your shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

If you would like to receive a paper or e-mail copy of these documents, you must request one. There is no charge for such documents to be mailed to you. Please make your request for a copy as instructed below on or before 14 December 2021 to facilitate a timely delivery. You may also request that you receive paper copies of all future proxy materials from the Company.

If you hold your shares in "street name" through a bank, broker or other nominee, you must use the voter instruction form provided to you by your bank, broker or other nominee to vote your shares. If you hold your shares in "street name," do not use a proxy card provided by our transfer agent, Continental Stock Transfer & Trust Company. Only if your shares are registered in your name with our transfer agent may you use a proxy card provided by our transfer agent. If you hold your shares in "street name" and you wish to attend the meeting and vote in person, you must first obtain a "legal proxy" from your bank, broker or other nominee.

ACCESSING YOUR PROXY MATERIALS ONLINE

Have this notice available when you request a paper copy of the proxy materials or to vote your proxy electronically. You must reference your Control number.

REQUESTING A PAPER COPY OF THE PROXY MATERIALS

By telephone please call 1-888-266-6791,

or

By logging on to https://www.cstproxy.com/nakedbrands/egm2021

or

By email at: proxy@continentalstock.com